Exhibit (a)(5)(D)

STATE OF MINNESOTA		DISTRICT COURT

COUNTY OF HENNEPIN		FOURTH JUDICIAL DISTRICT

CASE TYPE: OTHER CIVIL

MICHAEL RUBIN, On Behalf of Himself	)
and All Other Similarly Situated	)
Shareholders of AGA Medical Holdings,	)
Inc.,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)
)
AGA MEDICAL HOLDINGS, INC., ST.	)	CLASS ACTION COMPLAINT
JUDE MEDICAL, INC., ASTEROID	)
SUBSIDIARY CORPORATION, WELSH,	)
CARSON, ANDERSON & STOWE IX,	)
L.P., WCAS CAPITAL PARTNERS IV,	)
L.P., GOUGEON SHARES, LLC, THE	)	JURY TRIAL DEMANDED
FRANCK L. GOUGEON REVOCABLE	)
TRUST UNDER AGREEMENT DATED	)
JUNE 28, 2006, AS AMENDED ON	)
APRIL 17, 2008, TOMMY G.	)
THOMPSON, FRANCK L. GOUGEON,	)
JACK P. HELMS, DANIEL A. PELAK,	)
PAUL B. QUEALLY, TERRY A.	)
RAPPUHN, DARRELL J. TAMOSUINAS	)
and SEAN M. TRAYNOR,	)
)
Defendants.	)
)

Plaintiff, based upon the investigation made by and through his attorneys, alleges the following:

NATURE OF THE ACTION

1.             Plaintiff brings this class action on behalf of himself and all other public stockholders of defendant AGA Medical Holdings, Inc. (“AGA” or the “Company”), who have been damaged by the breaches of fiduciary duties owed to them by the members of the AGA

Board of Directors and certain officers of the Company (the “Individual Defendants”) identified below and by the aiding and abetting thereof by St. Jude Medical, Inc. (“St. Jude” or the “Parent”) and its subsidiaries.

2.             On October 18, 2010, AGA and St. Jude announced that St. Jude, together with its indirect wholly-owned subsidiary, Asteroid Subsidiary Corporation (“Asteroid”), entered into an Agreement and Plan of Merger and Reorganization date October 15, 2010 (the “Merger Agreement”) with AGA, after approval by the Boards of Directors of both companies, providing that St. Jude will acquire all of the outstanding shares of AGA (the “Tender Offer”) for $20.80 per share (the “Offer Price”) in a cash and stock transaction valued at approximately $1.3 billion, including the assumption of approximately $225 million in outstanding debt (the “Merger,” together with the Tender Offer, the “Proposed Transaction”). The press release stated that the Proposed Transaction is subject to the tender of a majority of the outstanding shares of AGA common stock in the Tender Offer.

3.             Simultaneously, St. Jude disclosed that it also entered into a Tender and Voting Agreement (the “T&V”) with defendants Welsh Carson, Anderson & Stowe IX, L.P. (“WCAS IX”), WCAS Capital Partners IV, L.P. (“WCAS Capital”), Gougeon Shares, LLC (“Gougeon Shares”) and The Franck L. Gougeon Revocable Trust Under Agreement Dated June 28, 2006, as amended on April 17, 2008 (“Gougeon Trust”) (collectively referred to as the “Controlling Stockholders”), whereby the latter agreed to tender all of their AGA shares into the Tender Offer. Because the Controlling Shareholders collectively own more than 60% of the Company’s outstanding shares, it is a foregone conclusion that the public shareholders of AGA will be stripped of their AGA ownership interest for the inadequate consideration offered in the Proposed Transaction.

THE PARTIES

4.             Plaintiff Michael Rubin is, and was, at all times relevant hereto, a holder of AGA common stock.

5.             Defendant AGA is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 5050 Nathan Lane North, Plymouth, MN 55442. According to its recent press release announcing the Merger Agreement, the Company is a global innovator and manufacturer of a comprehensive line of devices used to treat structural heart defects and vascular abnormalities through minimally invasive transcatheter treatments. AGA trades on the NASDAQ stock exchange under the symbol “AGAM.” As of the close of business on October 13, 2010, there were 50,268,924 shares of the Company’s stock issued and outstanding, as well as 4,895,104 shares reserved pursuant to the Company’s employee stock plans.

6.             Defendant St. Jude is a corporation organized under the laws of the State of Minnesota, with its principal executive offices located at One St. Jude Medical Drive, St. Paul, MN 55117. St. Jude develops medical technology and services for those treating cardiac, neurological and chronic pain patients worldwide. St. Jude has four major areas of focus: cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation. St. Jude trades on the NYSE under the symbol “STJ.”

7.             Defendant Asteroid is a corporation organized under the laws of the State of Delaware and an indirect wholly owned subsidiary of St. Jude.

8.             Defendant WCAS IX is a Delaware limited partnership and equity fund overseen by the investment firm Welsh, Carson, Anderson & Stowe (“WCAS”), which manages $20 billion in capital and a portfolio of over 30 companies. According to the T&V, WCAS IX beneficially owns 21,513,988 shares of Company stock.

9.             Defendant WCAS Capital is a Delaware limited partnership and dedicated subordinated debt fund overseen by WCAS. According to the T&V, WCAS Capital beneficially owns 1,210,197 shares of Company stock.

10.           Defendant Gougeon Shares is identified in AGA’s public filings as a Minnesota limited liability company. According to the T&V, Gougeon Shares beneficially owns 932,883 shares of Company stock. Franck L. Gougeon is the beneficial owner of the Gougeon Shares through his ownership and/or control of the entity.

11.           Defendant Gougeon Trust is a trust controlled by Franck L. Gougeon. According to the T&V, the Gougeon Trust beneficially owns 9,151,439 shares of Company stock.

12.           Defendant Tommy G. Thompson (“Thompson”) is the Chairman of the Board of the Company and has been a member of AGA’s Board of Directors (the “Board”) since August 2005. Thompson is a member of the Company’s compensation committee.

13.           Defendant Franck L. Gougeon (“Gougeon”) is the co-founder of AGA and has served as a director since the Company’s inception in 2003. Gougeon serves as chairman of the Company’s corporate development committee. Gougeon, by virtue of his own account and the additional accounts that he controls, is a controlling stockholder of AGA. Gougeon was selected to serve on the Board of the merged company.

14.           Defendant Jack P. Helms (“Helms”) is a director of AGA since October 26, 2009. Helms was elected to the Board as a nominee of the Gougeon Stockholders pursuant to a stockholder agreement between the Gougeon Stockholders and the WCAS Stockholders.

15.           Defendant Daniel A. Pelak (“Pelak”) is a director of AGA since 2006. Pelak is a Senior Advisor to WCAS since November 2008. Pelak serves on the Board of AGA as a nominee of WCAS pursuant to a stockholder agreement between WCAS and the Gougeon Stockholders.

16.           Defendant Paul B. Queally (“Queally”) is a director of AGA since July 2005. He is a member of the Company’s compensation committee. Queally is Co-President of WCAS. Queally was elected to the Board of AGA pursuant to a stockholder agreement between WCAS and the Gougeon Stockholders.

17.           Entities and individuals affiliated with WCAS are controlling stockholders of AGA.

18.           Defendant Terry A. Rappuhn (“Rappuhn”) is a director of AGA since May 2006 and chairman of the Company’s audit committee.

19.           Defendant Darrell J. Tamosuinas (“Tamosuinas”) is a director of AGA since 2006 and a member of the Company’s audit committee. Tamosuinas was elected to the Board as a nominee of the Gougeon Stockholders under the stockholder agreement between the Gougeon Stockholders and WCAS.

20.           Defendant Sean M. Traynor (“Traynor”) is a director of AGA since 2005 and a member of the Company’s audit committee.

21.           The AGA directors identified above are referred to herein as the “Individual Defendants.” The Individual Defendants, AGA, St. Jude, Asteroid, WCAS IX, WCAS Capital,

Gougeon Shares and Gougeon Trust are collectively referred to herein as “the Defendants.”

22.           Each of the Individual Defendants owes AGA’s public shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. Each is required to consider its own interests subservient those of the public shareholders if and when a conflict arises between them. Furthermore, each has a duty to protect the Company and its public shareholders from persons or events that could violate or threaten to violate the shareholders’ rights. The Individual Defendants breached their fiduciary duties to AGA’s public shareholders by causing or participating in the wrongful acts described herein.

23.           Each of the Individual Defendants, by reason of his management position and/or membership on AGA’s Board, is a controlling person of AGA and has the power and influence, and exercised the same, to cause AGA to engage in the wrongful practices complained of herein.

24.           By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets, which they have not adequately disclosed to AGA’s public stockholders.

25.           In addition, as a result of the wrongful conduct complained of herein, the Individual Defendants have and continue to breach their fiduciary duties of candor, care, loyalty, good faith and fair dealing.

CLASS ACTION ALLEGATIONS

26.           Plaintiff brings this action pursuant to Rules 23 of the Minnesota Rules of Civil Procedure on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are injured or are threatened with injury arising from Defendants’ actions (the “Class”).

27.          This action is properly maintainable as a class action for the following reasons:

(a)           The Class is so numerous that joinder of all members is impracticable. As of October 13, 2010, there are more than 50 million issued and outstanding shares of AGA common stock. Upon information and belief, AGA common stock is owned by hundreds or thousands of shareholders of record nationwide.

(b)         Plaintiff is committed to prosecuting this action and has retained competent counsel, experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

(c)          The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.

(d)         To the extent Defendants take further steps to effectuate the Proposed Transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.

28.           There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

(a)          whether the Defendants acted knowingly or recklessly in disseminating documents which omitted to disclose material facts concerning AGA;

(b)         whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(c)          whether the process implemented and set forth by the Defendants for the Proposed Transaction, including but not limited to, the Merger Agreement, the tender offer, the negotiations concerning the Merger Agreement and the Tender Offer, and the shareholder approval process provided for through the Merger Agreement, is entirely fair to the members of the Class;

(d)         whether St. Jude and Asteroid aided and abetted the Individual Defendants’ breaches of their fiduciary duties to the Class as a result of the conduct alleged herein;

(e)          whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the Proposed Transaction as a result of the wrongful conduct described herein; and

(f)          whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

SUBSTANTIVE ALLEGATIONS

29.           On October 18, 2010, AGA and St. Jude issued a joint press release announcing the Proposed Transaction. It provides in relevant part:

ST. PAUL, Minn. and PLYMOUTH, Minn. — Oct. 18, 2010 — St. Jude Medical, Inc. (NYSE: STJ), a global medical device company, and AGA Medical Holdings, Inc. (Nasdaq: AGAM), today announced that the Boards of Directors of both companies have approved a definitive agreement under which St. Jude Medical will acquire all of the outstanding shares of AGA Medical for $20.80 per share in a cash and stock transaction valued at approximately $1.3 billion, including the assumption of approximately $225 million in outstanding debt. The transaction is expected to be conducted as an exchange offer followed by a merger and to close by the end of the year.

***

Terms of the Agreement

Under the terms of the definitive agreement, AGA Medical shareholders will receive $20.80 for each share of AGA Medical stock they own in the form of cash and/or St. Jude Medical common stock. The split between cash and stock consideration will be 50 percent of each. Holders of AGA Medical stock tendered in the exchange offer may elect to receive cash or shares of St. Jude Medical common stock, subject to proration and adjustment pursuant to the definitive agreement. Under the terms of the agreement, the exchange ratio for the stock component will be determined based on the average closing price of St. Jude Medical common stock over 10 trading days ending two days prior to the close of the exchange offer. Upon consummation of the exchange offer, St. Jude Medical intends to complete a merger in order to acquire all the shares of AGA Medical common stock that remain outstanding after the completion of the exchange offer.

St. Jude Medical intends to commence an exchange offer for all of the outstanding shares of AGA Medical on or around October 20, 2010, which will remain open for at least 20 business days. Major shareholders, including certain shareholders affiliated with Welsh Carson Anderson & Stowe, holding approximately 44 percent of AGA Medical’s outstanding common stock and AGA Medical’s co-founder Franck Gougeon, holding approximately 19 percent of AGA Medical’s outstanding common stock, have confirmed their intention to tender all of their shares into the offer.

St. Jude Medical will use cash on hand to fund the cash portion of the consideration. Except for one-time acquisition-related expenses expected to be recorded in the fourth quarter, this acquisition does not impact St. Jude Medical’s outlook for 2010 consolidated earnings per share. In addition, in connection with this transaction, the St. Jude Medical Board of Directors has approved a stock repurchase authorization of up to $600 million of St. Jude Medical common stock to offset the shares issued in this transaction, subject to market conditions.

The transaction is subject to customary closing conditions and regulatory approvals, as well as the valid tender of a majority of the outstanding shares of AGA Medical common stock in the exchange offer, on a fully-diluted basis. St.

Jude Medical expects the transaction to close by the end of the year.

30.           The Proposed Transaction is calculated to benefit St. Jude significantly. The joint press release makes that clear:

The combination of the complementary product lines of St. Jude Medical and AGA Medical will create a clear leader in the structural heart market, making St. Jude Medical the only company with programs across all major categories that include structural heart defects, left atrial appendage occlusion, transcatheter aortic valve implantation and percutaneous mitral valve repair.

The acquisition represents a significant addition to St. Jude Medical’s cardiovascular and atrial fibrillation growth programs, adding to the company’s portfolio a leading position in four new markets — the market for left atrial appendage (LAA) closure, the market for patent foramen ovale (PFO) closure in cryptogenic stroke patients, the market to modify abnormal peripheral vessels with vascular plugs and the market to repair structural heart defects. AGA Medical’s revenue has grown at a compounded annual rate of 19 percent during the period from 2005 to 2009. On a constant currency basis, St. Jude Medical expects AGA Medical to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

31.           The benefits to St. Jude from the Proposed Transaction come at the expense of AGA Medical’s public shareholders. According to Daniel J. Starks (“Starks”), Chairman, President and Chief Executive Officer of St. Jude Medical, “AGA Medical has developed technologies with proven clinical outcomes. It has a strong core business with an enviable pipeline of products and clinical trials.” All of these benefits will be taken from the GA Medical public shareholders at an inadequate price and without full disclosure.

32.           Furthermore, the Proposed Transaction will enable St. Jude Medical to extend its product reach into the following new areas in which AGA Medical is the current industry leader: namely, structural heart defect occluders, a business that stands at the cusp of explosive growth by virtue of the fact that AGA Medical currently has four randomized, prospective clinical trials underway to explore new geographic approvals and expanded indications for products related to this area of expertise; and products using nitinol braiding, which is expected to add significant growth to and extend St. Jude Medical’s vascular closure franchise.

33.           AGA Medical has experienced strong revenue growth with historically strong gross margins. The Proposed Transaction is expected to be accretive to St. Jude’s earnings in 2011 and beyond on a GAAP basis, excluding the increase to cost of goods sold related to the step up in inventory values required under purchase accounting. This accretion to St. Jude is significant and not reflected in the price being paid to AGA’s public shareholders.

AGA’s Deficient Disclosure

34.           AGA fails to disclose whether the Company would be profitable or to what degree it would be profitable as an independent entity. In fact, as set forth herein at ¶¶41-50, AGA is currently very profitable and has begun to realize its huge potential to increase profitability in the future.

35.           The Company purports to rely upon a Fairness Opinion Letter dated October 15, 2010, from Piper Jaffray & Co. (“Piper Jaffray”). However, the Defendants fail to disclose that the Fairness Opinion Letter is fundamentally flawed as a result of the structure and substance of the compensation to be paid to Piper Jaffray for issuing the Fairness Opinion Letter. This is so because a large portion of Piper Jaffray’s compensation is contingent upon consummation of the Offer and the Merger. More specifically, the Company has agreed to pay Piper Jaffray$11.7 million, of which only $1 million was earned upon delivery of its opinion, with the remaining portion to be paid upon consummation of the Offer and the Merger. In addition, Piper Jaffray may seek to provide the Company or St. Jude and its affiliates with investment banking and financial advisory services in the future.

36.           AGA also fails to disclose the identities of any of the other potential bidders,

making it impossible for shareholders to determine whether another bidder might make a more suitable combination for the Company.

37.           AGA also fails to disclose a complete list of owners of outstanding Company stock options, restricted stock units, or other rights to purchase or receive shares or similar rights granted under the Company stock plans (“Company Stock Awards”), and fails to disclose the number of shares subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in connection with the Proposed Transaction.

38.           Moreover, the Company has failed to disclose at least 46 additional and material disclosure schedules required to be disclosed in the Schedule 14D-9 filed with the SEC but not disclosed therein purportedly due to an exception under the Federal securities laws. However, the lack of disclosure inhibits shareholders from making an adequately informed decision regarding whether to tender their shares in the Proposed Transaction and is actually required under state law, which governs the Individual Defendants’ fiduciary duties underlying the claims asserted herein.

The T&V

39.           In conjunction with the Merger Agreement, the Controlling Stockholders entered into the T&V. Pursuant to the T&V, the Controlling Stockholders have committed, inter alia; (i) to tender the Controlling Stockholders’ shares into, and not withdraw said shares from, the Tender Offer; (ii) to vote their shares in favor of the Merger and against any competing acquisition proposal; (iii) to vote their shares in favor of the election of St. Jude’s designees to the Company’s Board of Directors; (iv) not to solicit any competing acquisition proposal; and (v) to waive their rights of appraisal or rights to dissent from the Merger.

40.           Collectively, the Controlling Stockholders hold approximately 65% of all outstanding AGA shares. Thus, a majority of the total number of outstanding shares of Company common stock has already been committed to the Offer, fully satisfying the Minimum Condition provision of the Merger Agreement, without even a single share being tendered from the Company’s public shareholders.

41.           Further, the Merger Agreement permits St. Jude to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors, upon satisfaction of the Minimum Condition. Thus, St. Jude will not only become the majority controlling stockholder of AGA as a result of the Proposed Transaction, but it will also gain immediate control of the AGA Board.

Coercive Nature of the Transaction

42.           The Individual Defendants have breached their fiduciary duties to the public shareholders by failing to protect the AGA franchise and failing to protect the interests of the public shareholders from the coercive nature of the Proposed Transaction.

43.           The Proposed Transaction is coercive. Section 4.4 of the Merger Agreement negates a “majority of the minority” requirement for approval of the merger if a shareholder vote should be required. Rather, the Merger Agreement permits St. Jude to unilaterally approve the Merger through a statutory long-form merger by simply voting its own, newly acquired majority stake through the Tender Offer and T&V. St. Jude’s majority stake is guaranteed based on the approximately 65% of shares that the Controlling Stockholders have agreed to tender pursuant to the T&V.

44.           In addition, the Defendants seek to circumvent the requirement of a shareholder vote through a “Top-Up Option,” which AGA’s Board granted to Asteroid. Specifically, Section 1.5 of the Merger Agreement provides:

The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.5, to purchase that number of newly- issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares held by Parent and Merger Sub at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares, but excluding from Merger Sub’s ownership, but not from outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee).

45.           Thus, even if the long-form Merger was subject to a “majority of the minority” condition, the Board’s assent to the Top-Up Option virtually assures that the Transaction will be consummated via short-form merger, without the benefit of any shareholder vote. As a result, rather than basing their decision to tender based on the financial merits of the Proposed Transaction, AGA’s public stockholders are artificially coerced to tender their shares into the Tender Offer because no shareholder capable of stopping the Merger would even think of doing so in view of the controlling interest of the Defendants and the virtually assured outcome of the Proposed Transaction.

AGA’s Public Shareholders are Being Unfairly Squeezed Out

46.           The gross inadequacy and unfairness of the Tender Offer is demonstrated by AGA’s strong current business condition and its prospects.

47.           For example, the Company reported the following in a press release announcing its financial results for the first quarter ended March 31, 2010:

Net sales for the first quarter of 2010 were $51.3 million, a 15.4% increase over $44.4 million for the first quarter of 2009. On a constant currency basis, net sales grew 11.9% year over year.

John Barr, President and Chief Executive Officer of AGA Medical, commented, “With our first quarter results, we delivered a solid start to 2010. We achieved sales growth across all of our product lines, with particularly impressive performance from our vascular products in all distribution channels.”

“We also continue to make significant progress in our clinical programs. Both receipt of FDA conditional approval to begin our ACP clinical trial in the U.S. and continued strong enrollment trends in our U.S. RESPECT clinical trial, are testaments to the strength of our clinical and regulatory capabilities,” Barr further commented.

Gross margins for the first quarter of 2010 were 85.9% compared to 80.2% in the prior year period.

***

EBITDA (net income/(loss) before interest income, interest expense, provision/(benefit) for income tax, depreciation and amortization), excluding the one-time litigation settlement expense of $31.9 million, was $9.4 million in the first quarter 2010 versus $4.3 million in the prior year period. EBITDA margin, as adjusted for the litigation settlement expense, was 18.4% for the first quarter 2010, compared to 9.6% for the first quarter 2009.

48.           Further, the Company reported the following in a press release announcing its financial results for the second quarter ended June 30, 2010:

Net sales for the second quarter of 2010 were $53.8 million, a 7.6% increase over $50.0 million for the second quarter of 2009. On a constant currency basis, net sales grew 10.0% year over year.

John Barr, President and Chief Executive Officer of AGA Medical, commented, “We achieved another quarter of solid top line growth, despite the significant impact of currency. We also significantly increased net income while continuing to invest in our future by investing in our pipeline programs, which include our clinical trials. Overall, our results clearly demonstrate the strength of our business with strong operating performance and significant cash generation.”

Gross margins for the second quarter of 2010 were 85.5% (85.8% on a constant currency basis) compared to 83.6% in the prior year period.

49.           Moreover, St. Jude’s Starks himself acknowledged AGA’s value in a press release announcing the Proposed Transaction, stating that; “AGA Medical has developed technologies with proven clinical outcomes. It has a strong core business with an enviable pipeline of products and clinical trials. We look forward to AGA Medical employees joining St. Jude Medical and to the further development of these programs.”

50.           Additionally, Starks correctly touted the benefits of the Proposed Transaction in a conference call following the Proposed Transaction:

For those of you who are unfamiliar with AGA Medical, the company generated total revenue in 2009 of $199 million, an increase of 21% over the prior year on a constant currency basis. AGA Medical has a leading share of the $250 million interventional cardiology market to repair congenital heart defects as well as a full pipeline of products directed toward new growth drivers.

***

We expect a strong complement between all of these new growth drivers and St. Jude Medical’s existing cardiovascular programs.

51.           Even industry analysts have taken note of the Proposed Transaction and its abject unfairness to the AGA public shareholders. In particular, they have noted a superior contribution on the part of AGA to St. Jude’s value. Researchers from Morgan Joseph LLC “believe the combination of the two companies is complementary and additive to the SJM structural heart portfolio. AGA Medical is the only manufacturer with occlusion devices approved to close seven different structural heart defects.”

52.           In addition, a William Blair analyst said AGA should complement St. Jude’s existing cardiovascular lineup while creating an opportunity to expand the market for AGA’s products. And analysts surveyed by Thomson Reuters expect AGA to grow sales about 10% this year above last year’s $199 million tally.

53.           Moreover, an analyst price target of $21 per share has been pegged to AGA stock, representing a premium to the Tender Offer price.

54.           Despite the obvious upside of the Company’s accretive value to St. Jude in the Proposed Transaction and AGA’s inherent value as a stand alone, going concern, a value exceeding that now being offered to the public AGA shareholders, AGA’s public shareholders are being short changed at $20.80 a share through the Proposed Transaction.

55.           Given the highly coercive nature of the Proposed Transaction, coupled with the omissions of material information crucial for shareholders to make an adequate and informed decision whether to tender their shares in the Proposed Transaction, it is clear that the breaches of fiduciary duties by the Defendants here have led to AGA’s shareholders being force-fed inadequate consideration for their Company stock with no reasonable recourse outside of this litigation.

Termination Fee and No-Shop Provision

56.           Lastly, in addition to the coercive nature and harmful deal protection devices enumerated above, the Merger Agreement imposes a $32 million termination fee on AGA’s public shareholders. This amount in punitive and discourages a competing bidder from making a competitive bid because it makes a competing transaction much more expensive to a potential bidder. Conversely, it is very telling that the Merger Agreement does not require St. Jude to pay a reciprocal termination fee to AGA under any circumstances.

COUNT I

Breach of Fiduciary Duties
Against the Individual Defendants

57.           Plaintiff repeats and realleges each and every allegation set forth herein.

58.           The Individual Defendants have violated the fiduciary duties owed to the public shareholders of AGA and have acted to put their personal interests ahead of the interests of AGA shareholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of AGA’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides St. Jude with an unfair advantage by effectively excluding other alternative proposals.

59.           By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their AGA investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These harmful acts include, inter alia, failing to disclose material information concerning the Proposed Transaction, agreeing to the Top-Up Option, agreeing to the $32 million termination fee, as well as agreeing to the restrictive no-shop provision contained in the Merger Agreement.

60.           The Individual Defendants have breached their duties of candor, loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of AGA’s public shareholders are properly protected from overreaching by St. Jude.

61.           By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

62.           As a result of the actions of the Individual Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive full and fair value for their ownership interest in AGA’s stock and businesses.

63.           Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public stockholders, without providing sufficient and material information necessary to enable AGA’s public shareholders to intelligently decide whether to tender or not to tender their shares in the Proposed Transaction.

64.           The Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.

65.           Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.

COUNT II

Claims Against St. Jude and Asteroid for Aiding and
Abetting the Individual Defendants’ Breaches of Fiduciary Duties

66.           Plaintiff repeats and realleges each and every allegation set forth herein.

67.           The Individual Defendants breached their fiduciary duties to the AGA stockholders by the actions alleged above.

68.           Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of St. Jude and Asteroid, which aided and abetted the breaches of the Individual Defendants’ fiduciary duties to Plaintiff and the Class through entering into the Proposed Transaction.

69.           Defendants St. Jude and Asteroid had knowledge that they are and were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to AGA stockholders.

70.           Defendants St. Jude and Asteroid rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to AGA stockholders.

71.           As a result of St. Jude’s and Asteroid’s wrongful conduct, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a full and fair price for their AGA shares.

72.           As a result of the unlawful actions of Defendants St. Jude and Asteroid, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the full and fair value of their equity ownership in the Company. Unless enjoined by the Court, St. Jude and Asteroid will continue to aid and abet the Individual Defendants’ violations and breaches of their fiduciary duties, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

73.           Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

COUNT III

Breach of Fiduciary Duty Against WCAS IX,
WCAS Capital, Gougeon Shares and Gougeon Trust

74.           Plaintiff repeats and realleges each and every allegation above as if set forth herein.

75.           At all material times alleged herein, WCAS IX, WCAS Capital, Gougeon Shares and Gougeon Trust collectivelly owned more than 60% of AGA. Additionally, WCAS IX, WCAS Capital, Gougeon Shares and Gougeon Trust designated at least five directors to the AGA Board.

76.           As a result, WCAS IX, WCAS Capital, Gougeon Shares and Gougeon Trust dominate and control AGA and exerted actual control over the Proposed Transaction (and its terms) to obtain the resulting benefits, all in an effort to enrich themselves at the expense of the public/minority shareholders of AGA.

77.           As a result of the Controlling Stockholders’ domination and control over AGA and actual control over the Proposed Transaction, the Controlling Stockholders owed Plaintiff and other minority shareholders of AGA the utmost fiduciary duties of due care, good faith and fail dealing, loyalty and candor. The Controlling Stockholders violated those fiduciary duties by, inter alia, setting the terms of the Proposed Transaction without regard to the fairness of the transaction to public shareholders of AGA.

78.           If the Proposed Transaction is consummated, public shareholders of AGA will be deprived of the opportunity for substantial gains which AGA may realize.

79.           As a result of the Controlling Stockholders’ breaches of fiduciary duties, Plaintiff and other members of the Class have been and will be damaged in that they will not receive their fair proportion of the value of AGA’s respective assets and business and will be prevented from obtaining appropriate consideration for their shares of AGA common stock.

80.           Unless enjoined by this Court, the Controlling Stockholders will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair proportionate share of AGA’s respective valuable assets and business, and/or benefit the Controlling Stockholders in the unfair manner complained of herein, all to the irreparable harm of the Class.

81.           Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Controlling Stockholders’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A.            Certifying this case as a class action, certifying Plaintiff as class representative and his counsel as class counsel;

B.            Declaring that the Defendants herein, and each of them, beached their fiduciary duties to AGA shareholders; preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with the Proposed Transaction and consummating or closing same;

C.            Declaring that the conduct of the Individual Defendants in approving the Proposed Transaction constitute a breach of the Individual Defendants’ fiduciary duties;

D.            Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;

E.             Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to restrictions on seeking bonafide offers, and payment of the Termination Fee and reimbursement that would inhibit the Individual Defendants’ ability to maximize value for AGA shareholders;

F.             Awarding Plaintiff and the Class appropriate compensatory damages;

G.            Awarding Plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, prejudgement and post-judgment interest; and

H.            Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: October 26, 2010

/s/ Douglas B Altman
Douglas B Altman, Esq. (13854X)
ALTMAN & IZEK
901 N. 3rd Street # 140
Minneapolis, MN 55401-1169
(612) 335-3700
(612) 335-3701 (Fax)

WEISS & LURIE
Joseph H. Weiss (1544238)
Mark D. Smilow (2580413)
Michael A. Rogovin (4402699)
551 Fifth Avenue
New York, NY 10176
(212) 682-3025
(212) 682-3010 (Fax)

Attorneys for Plaintiff Michael Rubin

ACKNOWLEDGMENT

The undersigned attorney acknowledges the availability of the imposition of sanctions on a party in all pleadings, written motions and papers served on an opposing party pursuant to Minn. Stat. 549.211.

/s/ Douglas B Altman